UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

Waste Technology Corp.
(Name of Issuer)

Common Stock - $.01 par value per share
(Title of Class of Securities)

94091-20-0
(CUSIP Number)

LaRita R. Boren and Leland E. Boren
9315 S. 950 E. Upland, Indiana 46989  (765) 998-8100
--------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 23, 2007
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 940901-20-0                 13D                            PAGE 2 OF 8


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     LaRita R. Boren

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [ ]   (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY:

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     PF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.       SOLE VOTING POWER:                   2,333,103
     8.       SHARED VOTING POWER:                  220,768 (1)
     9.       SOLE DISPOSITIVE POWER:           2,333,103
     10.      SHARED DISPOSITIVE POWER:        220,768 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    2,553,871 (1)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     51.76%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
     IN

--------------------------------------------------------------------------------
(1) Includes 220,768 shares of common stock, par value $0.01 per share ("Common Stock"), of Waste
Technology Corp., owned individually by LaRita R. Boren's spouse, Leland E. Boren. Mrs. Boren disclaims beneficial ownership of the shares owned individually by Mr. Boren.

CUSIP NO. 940901-20-0                 13D                            PAGE 3 OF 8
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Leland E. Boren

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [ ]   (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY:

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     PF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.       SOLE VOTING POWER:                        220,768
     8.       SHARED VOTING POWER:              2,333,103
     9.       SOLE DISPOSITIVE POWER:               220,768
     10.      SHARED DISPOSITIVE POWER:      2,333,103
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     2,553,871 (2)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     51.76%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
     IN

--------------------------------------------------------------------------------

(2) Includes 2,333,103 shares of Common Stock of
Waste Technology Corp., owned individually by Leland
 E. Boren's spouse, LaRita R. Boren. Mr. Boren disclaims beneficial ownership of the shares owned individually by Mrs. Boren.

CUSIP NO. 940901-20-0                 13D                            PAGE 4 OF 8


                            STATEMENT ON SCHEDULE 13D

      Pursuant to Rule 13d-2(a) of the Securities
Exchange Act of 1934, as amended (the "Act"), the undersigned Reporting Persons hereby amend their initial Statement on Schedule 13D dated February 16,
2005, as amended by Schedule 13D/A's filed on June 15, 2005, August 12, 2005, May 5, 2006, May 24, 2006, January 17, 2007,
February 15, 2007 and March 15, 2007 respectively. All information herein with respect to Waste Technology Corp., a Delaware corporation (the "Issuer"), is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 1. SECURITY AND ISSUER.

No material change.

ITEM 2. IDENTITY AND BACKGROUND.

      Mrs. LaRita R. Boren, an individual and her spouse, Mr. Leland E. Boren, an individual (Mrs.
Boren and Mr. Boren are collectively referred to as the "Reporting Persons") were elected to the Board of Directors of the Issuer on March 9, 2005.
Mrs. Boren's term as a Director expires at the Annual Shareholder Meeting to be held in 2007. Mr.
Boren was then elected to a three-year term as a Director by the shareholders of the Issuer at their annual meeting on June 2, 2005. His term as a Director expires at the Annual Shareholder Meeting to be held in 2008.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source of the purchase price paid by the Reporting Persons for their shares of Common Stock was their personal funds.

CUSIP NO. 940901-20-0                 13D                            PAGE 5 OF 8


ITEM 4. PURPOSE OF TRANSACTION.

      On March 23, 2007,
Mrs. Boren purchased an additional 67,400 shares of the common stock, par value $0.01 per share (the "Common
Stock") of the Issuer.  On April 10, April 12, April 13
 and April 20, 2007, Mrs. Boren also purchased
6,300, 1,500, 105,000 and 450 shares, respectively,
of the Common Stock. Favorable pricing has compelled the Reporting Persons to make the investment in the Common Stock described by this Statement on Schedule 13D.
So long as the pricing remains attractive, the Reporting
Persons intend to continue purchasing shares of Common
Stock.

      Other than as described in this Statement on
Schedule 13D, at the present time the Reporting Persons have no specific plans or proposals which would relate to or result in:

      (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

      (v)   any material change in the present
capitalization or dividend policy of the Company;

      (vi) any other material change in the Company's business or corporate structure;

      (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (x)   any actions similar to those enumerated above.

CUSIP NO. 940901-20-0                 13D                            PAGE 6 OF 8


      The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

As of the date of this Amendment, the Reporting Persons do intend to pursue additional qualified members to serve as Directors of the Company in order to bolster the Board's collective expertise. These new Directors would either be appointed to fill existing vacancies or be added as additional Directors.

      The Reporting Persons may also, from time to time, discuss with management and other shareholders of the Company and other parties methods by which the Company can best preserve and increase its value. Such methods may involve strategic alliances, business combinations, cost containment measures and other similar arrangements, including such alliances and arrangements with affiliates of the Reporting Persons.
  If as a result of such discussions, the Reporting Person decides to pursue any of the methods for preserving and increasing the value of the Company described herein, then the consummation thereof could involve transactions in the nature of those described in subparagraphs (i) through (x) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)      As set forth in this Statement on Schedule
 13D, LaRita R. Boren currently owns, has the sole power to vote and the sole power to dispose of 2,333,103 shares of Common Stock of the Company, representing
47.29% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of February
28, 2007).  As set forth in this Statement on Schedule
13D, Leland E. Boren currently owns, has the sole power to vote and the sole power to dispose of 220,768 shares of Common Stock of the Company, representing 4.47%
of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of February
28, 2007). Mr. and Mrs. Boren disclaim beneficial ownership of the shares of Common Stock held individually by the other.

(c)	During the sixty (60) days prior to the
filing date of this Statement, the following transactions were effected by Mrs. Boren: (i) on March 23, 2007, Mrs. Boren purchased
67,400 shares of Common Stock in private transactions
 at a purchase price per share of $0.75; (ii) on April 10, 2007, Mrs. Boren purchased 6,300 shares of
Common Stock on the open market at a purchase price per share of $0.75; (iii) on April 12, 2007, Mrs. Boren purchased 1,500 shares of Common Stock on the open market at a purchase price per share of $0.75; (iv) on April 13, 2007, Mrs. Boren purchased 105,000 shares of Common
Stock on the open market at a purchase price per share of $0.75; and (v) on April 20, 2007, Mrs. Boren purchased
450 shares of Common Stock on the open market at a purchase price per share of $0.75.

(d) Not applicable.

(e)	Not applicable.

      Other than the transactions described in Item
 3, Item 4 and this Item 5, the Reporting Persons have not effected any transactions in the Common
Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    No material change.

CUSIP NO. 940901-20-0                 13D                            PAGE 7 OF 8


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            99.1  Joint Filing Agreement between the Reporting Persons.


--------------------------

CUSIP NO. 940901-20-0                 13D                            PAGE 8 OF 8


                                   SIGNATURES

      After reasonable inquiry and to the
best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 16, 2007           	By:   	/s/ LaRita R. Boren
                         			      Name: LaRita R. Boren


Dated: April 16, 2007            	By:     	/s/ Leland E. Boren
                         			      Name: Leland E. Boren


Exhibit 99.1

JOINT FILING AGREEMENT


The undersigned each agree that the Statement on Schedule 13D relating to the common stock, $0.01 par value, of Waste Technology Corp.
(i) is adopted and filed on behalf of each of them, (ii) all future amendments to such Statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933 apply to each of them. This agreement may be terminated with respect to the obligation to jointly file future amendments to such Statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to the other person signatory hereto, at their respective address.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date set forth below.


Dated: February 24, 2005           By:         /s/ LaRita R. Boren
                         		      Name: LaRita R. Boren


Dated: February 24, 2005         By:         /s/ Leland E.. Boren
                         		      Name: Leland E. Boren


1113996 (15096-58659)